FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               22 February 2007


                               File no. 0-17630


                            CRH Directorate Change



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: 'Directorate Change'



N  E  W  S     R  E  L  E  A  S  E

                                                              February 22nd 2007


                CRH ANNOUNCES APPOINTMENT OF CHAIRMAN DESIGNATE


The Board of CRH today appointed Mr. Kieran McGowan as Chairman Designate, to succeed the present Chairman Mr. Pat Molloy. Mr. Molloy, who has been Chairman since May 2000 and a Board member since 1997, will retire after the Company's Annual General Meeting, which is scheduled for 9th May 2007.


Mr. McGowan, who joined the Board of CRH in 1998, was Chief Executive of IDA Ireland until December 1998. He is a non-executive Director of a number of companies including Elan Corporation plc, Irish Life & Permanent plc and United Drug plc. He is also a Director of Enterprise Ireland and Chairman of the Governing Authority of University College Dublin.


Contact:  353-1-4041000


Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations


             CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland

                            TELEPHONE +353.1.4041000

                              FAX +353.1.4041007

                             E-MAIL mail@crh.com

                             WEBSITE www.crh.com

             Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:  22 February 2007

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director